SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2 June 2021
Prudential plc virtual investor conference

Prudential plc ("Prudential") is holding a virtual conference for investors and analysts which commenced with pre-recorded videos and supporting materials covering key markets and capabilities on 28 May 2021. A live event including presentations by the Group's senior leadership will start at 6pm (Hong Kong Time) / 11am (UK Time) today.

The presentations focus on Prudential's Asia and Africa continuing operations and highlight how we are executing on our strategy in these high-growth businesses, and delivering long-term profitable returns to shareholders with a focus on double-digit growth in embedded value per share.

Mike Wells, Group Chief Executive of Prudential, said: "During this interactive event, we will explain how Prudential's ongoing transformation into an exclusively Asia and Africa-focused company is creating tangible long-term value. We will highlight how we deliver on our purpose, which is to help people get the most out of life by enabling them to become healthier and wealthier. The virtual medium enables us to bring to life the innovation and progress occurring throughout our Group. Our operational management teams will explain how our commitment, rapid digitalisation and focus on people and culture is translating into an improved experience for our existing customers and is developing the capacity to reach 50 million customers by 2025."

"Prudential has a differentiated equity story to tell, which is a distinctive combination of supportive structural trends across our diversified Asia and Africa footprint, with an advantaged multi-channel insurance and asset management platform. We believe we have a highly sustainable shareholder value proposition, with health and protection accounting for about two thirds of our business1. We hope investors and analysts will join us to interact with our operational management teams and learn more about the journey we are on, and the opportunities that lie ahead."

All pre-recorded videos and supporting materials have been published on a dedicated digital platform, details of which are available on the Group's website www.prudentialplc.com. The live event on 2 June 2021 uses the same dedicated digital platform. The presentations for this live event will be available on the website from 6pm (Hong Kong Time) / 11am (UK Time) on 2 June 2021. After the event has concluded, all pre-recorded videos, supporting materials and transcripts will also be published on the website.

The event will not cover Prudential's US business, Jackson, which is expected to separate from the Group through a demerger in the second half of 2021, subject to shareholder and regulatory approvals. A Business and Jackson demerger update for the 2021 Annual General Meeting was provided on 13 May 2021.

Contact:
Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes
1     Health and protection represented 65% of Asia life value of In-force at 31 December 2020; 65% of Asia 2020 new business profit.

Notes to editors

Investor conference
Analysts and investors who have not yet registered for the conference may do so at Contact@PrudentialInvestorDay.com Registered attendees will have received joining instructions by separate mail.

Agenda
HK time (UK time)
Friday 28 May	Virtual Showcase
Available to view from 09.00 (02.00)	Topic - Markets	Topic - Capabilities
	Africa	Business@Pulse
	China and Hong Kong	Eastspring
	India (Life)	Futuready
	India (Asset Management)	New Wave Partners
	Indonesia	Pulse Health & Wealth
Philippines
Thailand
Wednesday 2 June	Live Event
	Topic	Speaker
18.00 (11.00)	Overview of Prudential plc, Key Capabilities and Strategy	Mike Wells
18.20 (11.20)	Delivery of the Strategy in the Asia and Africa Businesses	Nic Nicandrou
18.40 (11.40)	Translating Strategy Into Value	Mark FitzPatrick
19.00 (12.00)	Q&A	Mike Wells, Mark FitzPatrick, James Turner, Nic Nicandrou, Ben Bulmer
19.35 (12.35)	Panel Q&A Markets	Nic Nicandrou, Derek Yung, Jens Reisch, Lilian Ng, Nimesh Shah, NS Kannan, Robin Spencer, Wilf Blackburn
20.35 (13.35)	Panel Q&A Capabilities	Nic Nicandrou, Al-Noor Ramji, Dennis Tan, Divine H. Furagganan, Jennifer Villalobos, Lilian Ng, Nini Sumohandoyo, Wai-Kwong Seck
21.35 (14.35)	Investment Case, Final Q&A and Closing Remarks	Mike Wells, Mark FitzPatrick, James Turner, Nic Nicandrou, Ben Bulmer

About Prudential plc

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance and retirement and asset management solutions. Prudential plc has 17 million life customers in its Asia and Africa businesses and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Forward-Looking Statements

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its and Jackson's future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's and Jackson's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the ability to complete the proposed demerger of Jackson Financial Inc. in the anticipated timeframe or at all; the ability of the management of Jackson Financial Inc. and its group to deliver on its business plan post-separation; the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc and, if and when completed, the demerger of Jackson Financial Inc.; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's or Jackson's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in Prudential's 2020 Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC"). Prudential's most recent Annual Report and Form 20-F are available on its website at www.prudentialplc.com ..

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the FCA, the SEC or other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading in Prudential's 2020 Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the SEC. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. The securities referred to in this document have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in accordance with applicable U.S. state securities laws. Prudential does not intend to register any securities referred to herein in the United States or to conduct a public offering of securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 June 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer